EXHIBIT 99.3

UNDERWRITING AGREEMENT

December 7, 2020

Nomad Royalty Company Ltd.

1275 Av. des Canadiens-de- Montréal

Montreal, Québec, H3B 0G4

Attention:       Mr. Vincent Metcalfe, Founder, Chief Executive Officer and Director of Nomad Royalty Company Ltd.

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Yamana Gold Inc.

200 Bay Street, North Tower

Suite 2200

Toronto, Ontario, M5J 2J3

Attention:       Peter Marrone, Executive Chairman of Yamana Gold Inc.

Dear Sirs:

Re: Offering of 22,750,000 Common Shares of Nomad Royalty Company Ltd. (“Nomad” or the “Company”)

Cormark Securities Inc. (“Cormark”) and Scotia Capital Inc. (together, the “Lead Underwriters”), together with BMO Nesbitt Burns Inc., CIBC World Markets Inc., Haywood Securities Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Industrial Alliance Securities Inc., PI Financial Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc. and Velocity Trade Capital Ltd. (together with the Lead Underwriters, the “Underwriters”) understand that Yamana Gold Inc. (“Yamana”) proposes to sell to the Underwriters an aggregate of 22,750,000 common shares of Nomad (the “Offered Shares”), at a purchase price of C$1.10 per Offered Share (the “Purchase Price”) for an aggregate purchase price of C$25,025,000 (the “Offering”).

The Offering will be made pursuant to a Prospectus Supplement (as defined herein) to the Company’s existing Final Base Shelf Prospectus (as defined herein). The Prospectus Supplement will be filed with the securities commissions in all of the Provinces of Canada (the “Qualifying Jurisdictions”). The Offered Shares may also be offered in the United States on a private placement basis in accordance with the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Rule 144A (as defined herein) and internationally as permitted pursuant to private placement exemptions under local securities laws, all in the manner contemplated by this Agreement (including Schedule “C” hereto, the terms and conditions of which are incorporated herein by reference and form a part of this Agreement) and as permitted by Canadian Securities Laws (as defined herein) and applicable Securities Laws of the United States and any other applicable international jurisdictions, in each case in accordance with all applicable laws and provided that no prospectus, registration statement or similar document is required to be filed in any such jurisdictions or that the Company otherwise becomes subject to any reporting or disclosure requirements under the laws of such jurisdictions.

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Based upon the foregoing and subject to the terms, conditions, representations and warranties set forth below, the Underwriters hereby severally and not jointly, in the respective percentages set forth in section 13(a), offer to purchase from Yamana, and by its acceptance hereof Yamana agrees to sell to the Underwriters on an underwritten basis, at the Closing Time (as defined herein) all, but not less than all, of the Offered Shares for an aggregate purchase price of C$25,025,000, which shall be payable by the Underwriters to Yamana at the Closing Time in accordance with the terms of this Agreement.

1.	Definitions

In this Agreement, the following terms have the following meanings:

(a)	“Agreement” means this underwriting agreement;

(b)	“Annual Financial Statements” means Guerrero Venture Inc.’s (Nomad prior to the RTO) audited annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018;

(c)	“Auditors” means collectively, Deloitte, KPMG, PwC and Smythe;

(d)	“business day” means a day which is not a Saturday, Sunday or day on which the principal commercial banks located in Toronto, Ontario are not open for business during normal banking hours;

(e)	“Bonikro Carve-Out Financial Statements” means the carve-out financial statements for the Bonikro Gold Stream (as defined in the Final Base Shelf Prospectus) comprised of the: (i) carve-out balance sheet as at December 31, 2019; (ii) carve-out statement of loss and comprehensive loss for the period from October 7, 2019 to December 31, 2019; (iii) carve-out statement of changes in net parent investment for the period ended December 31, 2019; and (iv) carveout statement of cash flows for the period ended December 31, 2019; and (v) notes to the carve-out financial statements.

(f)	“Bonikro Gold Stream” has the meaning ascribed thereto in the Final Base Shelf Prospectus.

(g)	“Carve-Out Financial Statements” means collectively, the Bonikro Carve-Out Financial Statements, the Orion Carve-Out Financial Statements, and the Yamana Carve-Out Financial Statements.

(h)	“Circular” the management information circular of the Company dated March 19, 2020 in respect of the Company’s annual general and special meeting of shareholders held on April 14, 2020;

(i)	“Closing Date” means December 11, 2020, or such other date as the Underwriters, Yamana and Nomad may agree upon in writing, and in any event no later than January 11, 2020;

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(j)	“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Underwriters, Yamana and Nomad may agree upon in writing;

(k)	“Company Matters” means any information contained in the Final Base Shelf Prospectus, the Prospectus Supplement, any Prospectus Amendment or the U.S. Placement Memorandum, relating solely to the Company or its business.

(l)	“Defaulting Underwriter” has the meaning ascribed thereto in Section 13(b);

(m)	“Deloitte” means Deloitte LLP;

(n)	“distribution” means “distribution” or “distribution to the public”, which terms have the meanings ascribed thereto under Securities Laws;

(o)	“Due Diligence Sessions” has the meaning ascribed thereto in Section 2(g);

(p)	“Environmental Laws” has the meaning ascribed thereto in Section 7(ll);

(q)	“Equity Compensation Plans” means, collectively, the Nomad Option Plan, the Nomad Share Unit Plan and the Nomad DSU Plan;

(r)	“Final Base Shelf Prospectus” means the final short form base shelf prospectus of the Company (in both the English and French languages unless the context indicates otherwise) dated September 30, 2020 relating to the distribution of up to US$300,000,000 of Nomad Shares and other securities of the Company specified therein including, for greater certainty, the documents incorporated by reference or deemed to be incorporated by reference therein (which shall include the Prospectus Supplement as of its date for the purposes of distribution of the Offered Shares);

(s)	“Financial Disclosure” means collectively, the Financial Statements and the management’s discussion and analysis of the Company contained in the Supplemented Prospectus;

(t)	“Financial Statements” means collectively, the Nomad Financial Statements and the Carve-Out Financial Statements;

(u)	“Governmental Authority” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, board tribunals, or dispute settlement panels or other law, rule or regulation-making organizations or entities (a) having or purporting to have jurisdiction on behalf of any nation, province, territory, state or other geographic or political subdivision thereof; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(v)	“Hazardous Materials” has the meaning ascribed thereto in Section 7(ll);

(w)	“IFRS” has the meaning ascribed thereto in Section 7(x);

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(x)	“Interim Financial Statements” means Nomad’s unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2020 and 2019;

(y)	“IT Systems and Data” has the meaning ascribed thereto in Section 7(mm);

(z)	“KPMG” means KPMG LLP;

(aa)	“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

(bb)	“Material Adverse Effect” means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, property rights or assets, liabilities (contingent or otherwise) of an entity and its subsidiaries, taken as a whole, or which event or change could reasonably be expected to have a significant negative effect on the completion of the Offering, or (ii) any fact, event or change that would result in the Prospectus containing a misrepresentation;

(cc)	“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto under Securities Laws;

(dd)	“Material Contract” means any contract, commitment, agreement, joint venture instrument, lease or other document, including license agreements to which Nomad or any of its subsidiaries is a party or by which any of their property or assets are bound and which is material to Nomad and its subsidiaries taken as a whole;

(ee)	“Material Interests” has the meaning ascribed thereto in Section 7(p);

(ff)	“Material Third Party Property” has the meaning ascribed thereto in Section 7(p);

(gg)	“MI 11-102” means Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions other than the Ontario Securities Commission, as amended;

(hh)	“Money Laundering Laws” has the meaning ascribed thereto in Section 7(pp);

(ii)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Securities Commissions, as amended from time to time;

(jj)	“NI 43-101” has the meaning ascribed thereto in Section 7(u);

(kk)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(ll)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(mm)	“NI 51-102” has the meaning ascribed thereto in Section 7(nn);

(nn)	“Nomad” has the meaning ascribed thereto above;

(oo)	“Nomad DSU Plan” means the deferred stock unit plan of the Company as further described in the Circular;

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(pp)	“Nomad Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

(qq)	“Nomad Option Plan” means the stock option plan of the Company as further described in the Circular;

(rr)	“Nomad Shares” means common shares in the capital of Nomad;

(ss)	“Nomad Share Unit Plan” means the share unit plan of the Company as further described in the Circular;

(tt)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions;

(uu)	“Offered Shares” has the meaning ascribed thereto above;

(vv)	“Offering” has the meaning ascribed thereto above;

(ww)	“Operator” has the meaning ascribed thereto in Section 7(p);

(xx)	“Orion Carve-Out Financial Statements” mean the carve-out financial statements for the Orion Fund II Portfolio comprised of the: (i) combined carve-out balance sheets as at December 31, 2019, December 31, 2018, December 31, 2017 and January 1, 2017; (ii) combined carve-out statements of income and comprehensive income for each of the years in the three-year period ended December 31, 2019; (iii) combined carve-out statements of changes in net parent investment for each of the years in the three-year period ended December 31, 2019; and (iv) combined carve-out statements of cash flows for each of the years in the three-year period ended December 31, 2019, and notes to the combined carve-out financial statements;

(yy)	“Orion Fund II Portfolio” has the meaning ascribed thereto in the Final Base Shelf Prospectus;

(zz)	“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than Ontario) and NP 11-202, as amended from time to time;

(aaa)	“Permitted Encumbrances” means the security granted on all of the Company’s assets pursuant to the credit agreement with the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Royal Bank of Canada, for a US$50 million revolving credit facility, with an option to increase to US$75 million, subject to the satisfaction of certain conditions;

(bbb)	“Preliminary Base Shelf Prospectus” means the preliminary short form base shelf prospectus of the Company (in both the English and French languages unless the context indicates otherwise) dated September 23, 2020 relating to the distribution of up to US$300,000,000 of Nomad Shares and other securities of the Company specified therein including, for greater certainty, the documents incorporated or deemed to be incorporated by reference therein;

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(ccc)	“Principal Regulator” means the principal regulator of Nomad under the Passport System for purposes of the filing of Prospectus;

(ddd)	“Prospectus Amendment” means any amendment to the Prospectus;

(eee)	“Prospectus Supplement” means the shelf prospectus supplement to the Final Base Shelf Prospectus (in both the English and French languages unless the context indicates otherwise), dated December 7, 2020 and to be filed with the Securities Commissions in accordance with NI 44-102, relating to the distribution of the Offered Shares including, for greater certainty, the documents incorporated or deemed to be incorporated by reference therein (which shall include any template version of Marketing Materials included in or incorporated or deemed to be incorporated by reference therein);

(fff)	“Prospectus” means, collectively, the Supplemented Shelf Prospectus and any Prospectus Amendment;

(ggg)	“provides” and derivations thereof, where used in reference to Marketing Materials, shall have the meaning ascribed to such term in NI 41-101;

(hhh)	“Purchase Price” has the meaning ascribed thereto above;

(iii)	“PwC” means PricewaterhouseCoopers LLP

(jjj)	“QIB” means a qualified institutional buyer within the meaning of Rule 144A under the U.S. Securities Act;

(kkk)	“Qualifying Jurisdictions” means all of the provinces of Canada;

(lll)	“RTO” means the reverse takeover transaction completed by the Company on May 27, 2020;

(mmm)	“SEC” means the United States Securities and Exchange Commission;

(nnn)	“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions;

(ooo)	“Securities Laws” means the securities acts or similar statutes of each of the Qualifying Jurisdictions and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder (and, where the context requires, the U.S. Exchange Act, the U.S. Securities Act and other U.S. federal securities laws (including, without limitation, matters relating to any disclosures set forth in or omitted from the U.S. Placement Memorandum));

(ppp)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(qqq)	“Smythe” means Smythe LLP;

(rrr)	“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act (Ontario);

(sss)	“Supplemented Shelf Prospectus” means the Final Base Shelf Prospectus as supplemented by the Prospectus Supplement;

(ttt)	“template version” has the meaning given to that term in NI 41-101;

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(uuu)	“TMX Group” has the meaning ascribed thereto in Section 20(d);

(vvv)	“Translated Financial Information” has the meaning ascribed thereto in Section 4(a)(iv)(A);

(www)	“TSX” means the Toronto Stock Exchange;

(xxx)	“Underwriters” has the meaning ascribed thereto above;

(yyy)	“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters to Yamana and Nomad in writing specifically for use in the Prospectus and any road show materials;

(zzz)	“Underwriting Fee” has the meaning ascribed thereto in Section 12;

(aaaa)	“U.S. Affiliate” means a duly registered United States broker-dealer affiliate of an Underwriter serving as an underwriter in the Offering;

(bbbb)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

(cccc)	“U.S. Placement Memorandum” means each U.S. placement memorandum to which will be attached the Prospectus to be delivered to any offerees and purchasers of the Offered Shares in the United States in accordance with Schedule “C” hereto;

(dddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(eeee)	“Yamana” has the meaning ascribed thereto above;

(ffff)	“Yamana Carve-Out Financial Statements” the carve-out financial statements of the Yamana Portfolio Assets (as defined in the Final Base Shelf Prospectus) comprised of the: (i) carve-out statements of earnings (loss) and comprehensive earnings (loss) for the years ended December 31, 2019, 2018 and 2017; (ii) carve-out statements of cash flows for the years ended December 31, 2019, 2018 and 2017; (iii) carve-out balance sheets as at December 31, 2019 and 2018; and (iv) statements of changes in the net parent investment as at December 31, 2019, 2018 and 2017;

(gggg)	“Yamana Matters” means any information contained in the Prospectus, any Prospectus Amendment or the U.S. Placement Memorandum, relating solely to Yamana or its interest in securities of the Company (excluding any percentages), which has been provided by Yamana specifically for use in the Prospectus; and

(hhhh)	“Yamana Portfolio Assets” has the meaning ascribed thereto in the Final Base Shelf Prospectus.

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2.	Qualification, Offering for Sale and Due Diligence

(a)	The Company represents and warrants to the Underwriters and Yamana that the Company has prepared and filed with the Securities Commissions in each of the Qualifying Jurisdictions the Preliminary Base Shelf Prospectus pursuant to Canadian Securities Laws and in accordance with the Passport System. The Company has prepared and filed the Preliminary Base Shelf Prospectus pursuant to NI 44-101 and NI 44-102. The Principal Regulator has issued a receipt for the Preliminary Base Shelf Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Securities Commissions for the Preliminary Base Shelf Prospectus in each of the other Qualifying Jurisdictions.

(b)	The Company represents and warrants to the Underwriters and Yamana that the Company has prepared and filed with the Securities Commissions in each of the Qualifying Jurisdictions the Final Base Shelf Prospectus pursuant to Canadian Securities Laws and in accordance with the Passport System. The Company has prepared and filed the Final Base Shelf Prospectus pursuant to NI 44-101 and NI 44-102. The Principal Regulator has issued a receipt for the Final Base Shelf Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Securities Commissions for the Preliminary Base Shelf Prospectus in each of the other Qualifying Jurisdictions. No event has occurred under Section 2.2 of NI 44-102 that would make such receipt ineffective.

(c)	The Company represents and warrants to the Underwriters and Yamana that it is (i) qualified under NI 44-101 to file a prospectus in the form of a short form prospectus and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus and (ii) there has not been a distribution of any securities under the Final Base Shelf Prospectus as at the date hereof and there will not have been a distribution of any securities other the Offered Shares under the Final Base Shelf Prospectus as at the Closing Time.

(d)	Each of Yamana and Nomad, as applicable, represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the distribution of the Offered Shares, that:

(i)	Nomad shall, under the Securities Laws,

(A)	by no later than 11:00 p.m. (Toronto time) on December 7, 2020 (or such later time as may be determined by the Lead Underwriters in their sole discretion), have prepared and filed the Prospectus Supplement, in form and substance satisfactory to the Underwriters and Yamana, acting reasonably, with the Securities Commissions;

(B)	otherwise promptly fulfil and comply with, to the satisfaction of the Underwriters and Yamana, acting reasonably, Securities Laws required to be fulfilled or complied with by the Company to enable the Offered Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers registered as such in the Qualifying Jurisdictions; and

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(C)	until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under Securities Laws to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution in the Qualifying Jurisdictions, and to the extent within the control of the Company, to permit the Offered Shares to be offered and sold in accordance with Schedule “C” hereto in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state Securities Laws.

(ii)	on the date of and upon filing of the Prospectus there will be no documents required to be filed under the Securities Laws to permit the distribution of the Offered Shares that will not have been filed as required under applicable Securities Laws;

(iii)	Yamana and Nomad shall prepare a U.S. Placement Memorandum in connection with sales of Offered Shares to QIBs pursuant to Rule 144A under the U.S. Securities Act; and

(iv)	Yamana and Nomad shall cause (insofar as relates to actions within its own powers) the distribution of the Offered Shares to be effected in the manner set forth in the Prospectus and the U.S. Placement Memorandum.

(e)	(i) Each of Yamana, Nomad and the Underwriters confirms to the other parties hereto that it has approved in writing a template version of the Marketing Materials before such Marketing Materials were first provided to potential investors in the Offered Shares, (ii) the Company confirms to the Underwriters and Yamana that: it has filed an English and French language version of a template version of the Marketing Materials with the Securities Commissions, with any comparables (as defined in Part 9A of NI 44-102) removed as permitted by Section 9A.3 of NI 44-102, on December 3, 2020, (iii) the Company confirms to Yamana and the Underwriters it has not provided Marketing Materials to potential investors, and (iv) the Underwriters confirm to Yamana and the Company they have not provided Marketing Materials to potential investors prior to December 3, 2020.

(f)	During the distribution of the Offered Shares, each of the Company and Yamana, severally and not jointly, covenant and agree with the Underwriters and the Underwriters, severally and not jointly, covenant and agree with the Company and Yamana:

(A)	not to provide any potential purchaser of Offered Shares with any Marketing Materials unless a template version of such Marketing Materials has been approved in writing by Nomad, Yamana and the Lead Underwriters, on behalf of the Underwriters, and filed by Nomad with the Securities Commissions, in each case on or before the day such Marketing Materials are first provided to any potential purchaser of Offered Shares; and

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(B)	not to provide any potential purchaser of Offered Shares with any materials or information in relation to the distribution of the Offered Shares or Nomad other than: (i) such Marketing Materials that have been approved and filed in accordance with this Section 2(e); (ii) the Supplemented Shelf Prospectus, the U.S. Placement Memorandum and any Prospectus Amendment, as applicable; and (iii) any “standard term sheets” (as defined in NI 41-101) approved in writing by Nomad, Yamana and the Lead Underwriters, on behalf of the Underwriters.

(g)

Each of Yamana and Nomad agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of, and approve the form and content of, the Prospectus Supplement and such other documents as may be required under the Securities Laws to distribute the Offered Shares in the Qualifying Jurisdictions, and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to confirm the Prospectus Supplement is accurate and current in all material respects, fulfill the Underwriters’ obligations as Underwriters and enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters. During such period, Yamana and Nomad shall also make available their directors, senior management, auditors, independent engineers and legal counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (the “Due Diligence Sessions”). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Sessions and Yamana and Nomad shall provide responses to such questions and Nomad shall use reasonable commercial efforts to have Nomad’s auditors, independent engineers and legal counsel provide responses to such questions during the Due Diligence Sessions. In addition, each of Yamana and Nomad agrees to allow the Underwriters to participate fully in the preparation of, and approve the form, acting reasonably, of content of, the U.S. Placement Memorandum prior to its distribution in connection with proposed sales of Offered Shares to QIBs pursuant to Rule 144A under the U.S. Securities Act.

3.	Distribution and Certain Obligations of the Underwriter

(a)

The Underwriters may, in their sole discretion and at their own cost, engage sub-agents, who are duly registered under Securities Laws of Canada to offer and sell the Offered Shares, to act on their behalf and offer such agents any part of the Underwriting Fee. The Underwriters shall not be under any obligation to engage any sub-agent. To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Shares for sale to the public only as permitted by Securities Laws, upon the terms and conditions set forth in the Prospectus Supplement and as set forth in this Agreement, and Yamana shall not be required to make any additional payments in connection with the engagement of any such sub-agents in excess of the Underwriting Fee.

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(b)

Each of the Underwriters hereby represents, warrants and covenants to Yamana and Nomad, on a several basis (and not on a joint and several basis), that during the course of the distribution of the Offered Shares:

(i)	it has offered and will offer the Offered Shares to the public, either directly or through other persons or companies appointed by it who are registered in an appropriate category of registration (each, a “Selling Firm”), only in those jurisdictions where they may be lawfully offered for sale or sold and in compliance with applicable Securities Laws and upon the terms and conditions set forth elsewhere in this Section 3;

(ii)	it has not solicited and will not solicit offers to purchase the Offered Shares and has not delivered and will not deliver any of the Marketing Materials, the Prospectus, the U.S. Placement Memorandum or any amendments thereto, in each case in any jurisdiction (other than the Qualifying Jurisdictions) so as to (x) require the registration of those Offered Shares or the Offering or the filing of a prospectus or compliance with other similar requirements with respect thereto under the laws of any such jurisdiction or (y) subject Nomad to reporting obligations in any such jurisdiction under the laws of any such jurisdiction; and

(iii)	it will use its commercially reasonable efforts to complete, and to cause the Selling Firms appointed by it, if any, to complete, the distribution of Offered Shares as soon as practicable.

(c)	The Lead Underwriters, on behalf of the Underwriters, will promptly notify Nomad in writing when, in the Underwriters’ opinion, the Underwriters and the Selling Firms, if any, have ceased distribution of the Offered Shares and, promptly after ceasing distribution, will provide Nomad with a written breakdown of the aggregate principal amount of Offered Shares distributed in each Qualifying Jurisdiction where that breakdown is required by its Securities Commission under applicable Securities Laws.

(d)	For the purposes of this Section 3, each Underwriter and Selling Firm will be entitled to assume that the distribution of the Offered Shares is qualified in each Qualifying Jurisdiction unless and until such time, if any, following the execution of this Agreement, the Underwriters receive written notice to the contrary from Nomad or the applicable Securities Commission.

(e)	Notwithstanding anything to the contrary herein, no Underwriter will be liable to Nomad or Yamana under this Section 3 with respect to any act, omission or conduct of any of the other Underwriters or any Selling Firms, if any, appointed by any of the other Underwriters.

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4.	Delivery of Prospectus and Related Documents

(a)

On or prior to the time of filing of the Prospectus Supplement (except as stated otherwise), Nomad shall deliver or cause to be delivered to each of the Underwriters and Yamana (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR):

(i)	a copy of each of the Final Base Shelf Prospectus and the Prospectus Supplement in the English language signed and certified by the Company as required by Securities Laws;

(ii)	a copy of each of the Final Base Shelf Prospectus and the Prospectus Supplement in the French language signed and certified by the Company as required by Securities Laws applicable in the Province of Quebec;

(iii)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws;

(iv)	at the time of delivery of the French language version of the Prospectus Supplement and any Prospectus Amendment to the Underwriters and Yamana pursuant to this Section 4(a)(iv):

(A)

an opinion of Nomad's Québec counsel, dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, to the effect that, except for the French language versions of the Financial Disclosure (collectively, the “Translated Financial Information”) each of the Supplemented Prospectus (including any document incorporated by reference therein) and such Prospectus Amendment, as the case may be, in the French language is in all material respects a complete and proper translation of the English language version thereof, and an opinion of Nomad's auditors, at the same time or times and substantially to the same effect, in respect of the Translated Financial Information.

(v)	at the Closing Time, a long form comfort letter from each of the Auditors addressed to the Underwriters and Yamana dated the Closing Date, in form and substance satisfactory to the Underwriters and Yamana, acting reasonably, relating to the verification of certain of the financial information and accounting data relating to Nomad and its subsidiaries contained in any such document, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Each letter shall also state the Auditors are independent public accountants within the meaning of Securities Laws; and

(vi)	as soon as they are available, copies of each U.S. Placement Memorandum for distribution in connection with proposed sales of Offered Shares to QIBs pursuant to Rule 144A under the U.S. Securities Act.

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(b)

The delivery to the Underwriters and Yamana of the filed Prospectus and each U.S. Placement Memorandum shall constitute a representation and warranty to each of the Underwriters and Yamana by Nomad that:

(i)	all information and statements contained in the Prospectus and the U.S. Placement Memorandum (except Underwriters’ Information and Yamana Matters) are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to Nomad and the Offered Shares;

(ii)	the Prospectus and the U.S. Placement Memorandum do not contain a misrepresentation within the meaning of Securities Laws and no material fact or information has been omitted from the Prospectus or the U.S. Placement Memorandum which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made; and

(iii)	the Prospectus and the U.S. Placement Memorandum comply in all material respects with the requirements of applicable Securities Laws.

5.	Commercial Copies of Prospectus

(a)

Nomad shall cause commercial copies of the Supplemented Shelf Prospectus, in the English and French languages, and the U.S. Placement Memorandum to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written or oral instructions to the printer of such documents. Such delivery of the Supplemented Shelf Prospectus and the U.S. Placement Memorandum shall be effected as soon as possible after filing of the Prospectus Supplement with the Canadian Securities Regulators, but in any event on or before 5:00 p.m. (Toronto time) on the first Business Day after the date of this Agreement (for deliveries in Toronto) and on or before 5:00 p.m. (local time) on the second Business Day after the date of this Agreement (for deliveries in Canada other than in Toronto). Such deliveries shall constitute the consent of the Company and Yamana to the Underwriters’ use of the Supplemented Shelf Prospectus for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Securities Laws and the use of the U.S. Placement Memorandum for delivery to purchasers in the United States in accordance with Rule 144A. The Company shall similarly cause to be delivered commercial copies of any Prospectus Amendment or amendments to the U.S. Placement Memorandum. The commercial copies of the Supplemented Shelf Prospectus or any Prospectus Amendment shall be identical in content to the electronically transmitted versions thereof filed on SEDAR.

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6.	Material Changes

(a)

During the period from the date of this Agreement to the completion of the distribution of the Offered Shares under the Prospectus and the U.S. Placement Memorandum, Nomad shall promptly notify the Underwriters and Yamana in writing, with full particulars, of:

(i)	any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or condition (financial or otherwise) of Nomad, on a consolidated basis; or

(ii)	any change in any matter covered by a statement contained in the Prospectus, any Prospectus Amendment or each U.S. Placement Memorandum; or

(iii)	any material fact that has arisen or been discovered and that would have been required to have been disclosed in the Prospectus, any Prospectus Amendment or each U.S. Placement Memorandum had that fact arisen or been discovered on or prior to the date of such document;

which change or fact is, or may be, of such a nature as to render the Prospectus, any Prospectus Amendment or the U.S. Placement Memorandum misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Shares.

(b)	Nomad shall in good faith discuss with the Underwriters any change, event or circumstance (actual, contemplated or threatened within the knowledge of Nomad) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to Section 6(a) above and, in any event, prior to making any filing referred to in Section 6(d) below.

(c)	Nomad shall promptly comply with all applicable filing and other requirements, if any, under Securities Laws arising as a result of any change, event or circumstance referred to in Section 6(a) above and shall prepare and file under all Securities Laws, as soon as practicable, and in any event within any time limit prescribed under Securities Laws, any Prospectus Amendment, amendment or amendment to the U.S. Placement Memorandum as may be required under Securities Laws, provided that Nomad shall allow the Underwriters, Yamana and their respective counsel to participate fully in the preparation of any Prospectus Amendment or any other such amendment and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as Underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in any Prospectus Amendment or any other such amendment (which investigations may include, among other things, the holding of a due diligence meeting with officers and directors of Yamana and Nomad, which may be conducted up to the completion of the distribution of the Offered Shares) and the Underwriters and Yamana shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. Nomad shall further promptly deliver to the Underwriters, Yamana and their respective counsel a copy of each Prospectus Amendment in the English and French languages, signed as required by Securities Laws by Nomad, as well as opinions and letters with respect to each such Prospectus Amendment substantially similar to those referred to in Section 4(a)(iv) above.

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(d)	The delivery to the Underwriters and Yamana of each Prospectus Amendment shall constitute a representation and warranty to the Underwriters and Yamana by Nomad, with respect to the Prospectus, as amended, modified or superseded by such Prospectus Amendment to the same effect as set forth in Section 4(b) above.

(e)	During the period commencing on the date hereof and ending on the earlier of the completion of the distribution of the Offered Shares and the date which is 60 days after the date of the Prospectus, Nomad will promptly inform the Underwriters and Yamana of the full particulars of:

(i)	any request of any Securities Commission for any amendment to the Prospectus or for any additional information; or

(ii)	the issuance by any Securities Commission or by any other competent authority of any order to cease or suspend trading of any securities of Nomad or of the institution or threat of institution of any proceedings for that purpose; or

(iii)	the receipt by Nomad of any communication from any Securities Commission, the TSX, or any other competent authority relating to the Prospectus or the distribution of the Offered Shares.

(f)

During the period commencing on the date hereof and ending on the completion of the distribution of the Offered Shares, Nomad will allow the Underwriters and the Underwriters’ counsel to review any press releases relating to the Offering to be issued by Nomad prior to their filing or issuance.

7.	Representations and Warranties Relating to Nomad

Nomad represents, warrants and, where applicable, covenants to the Underwriters as follows and Nomad acknowledges that the Underwriters are relying upon such representations, warranties and covenants in connection with the execution and delivery of this Agreement:

(a)

each of Nomad and its subsidiaries has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation or continuation, as applicable, and has all requisite power, capacity and authority to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets. Each of Nomad and its subsidiaries is current with all material filings required to be made in all jurisdictions in which it carries on business;

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(b)

all of the securities of each subsidiary of Nomad are held directly or indirectly by the Company free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever, except for the Permitted Encumbrances and except for Marcus Corporation of which 98.49% of the voting shares are held by the Company, and the Company is entitled, directly or indirectly, to the full beneficial ownership of all such securities in each subsidiary. All of such shares in the capital of each subsidiary have been duly authorized and validly issued and are outstanding as fully paid shares and no person, other than the Company, has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any of its subsidiaries of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of a subsidiary or any other security convertible into or exchangeable for any such shares;

(c)	other than the capital stock of its subsidiaries and 125,000 common shares of Minaurum Gold Inc., Nomad does not own, directly or indirectly, any shares of stock of any other equity interests or long- term debt securities of any corporation, firm, partnership, joint venture, association or other entity;

(d)	the share capital of Nomad conforms in all material respects to the description thereof contained in the Prospectus;

(e)	the form and terms of the definitive certificates representing the Nomad Shares have been duly approved and authorized by Nomad, and comply in all material respects with all legal requirements relating thereto, including the requirements of the TSX;

(f)	Nomad has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein, this Agreement has been duly authorized, executed and delivered by Nomad and this Agreement is a legal, valid and binding obligation of Nomad, enforceable against Nomad in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(g)	Nomad had at the time of the filing of the Final Base Shelf Prospectus, and now has the necessary corporate power and authority to execute, deliver and file the Base Shelf Prospectus and the Prospectus Supplement, as applicable, and all requisite action was, or in the case of the Prospectus Supplement will have been, taken by Nomad, as applicable, to authorize the execution, delivery and filing of the Base Shelf Prospectus or Prospectus Supplement, as applicable;

(h)	the attributes and characteristics of the Offered Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectus;

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(i)	the execution, delivery and performance of this Agreement and the performance or the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (or after notice or lapse of time or both would constitute a default under), any Material Contract, which breach, violation or default or the consequences thereof, individually or in the aggregate, would have a Material Adverse Effect on Nomad and its subsidiaries (taken as a whole), nor will such action conflict with or result in any breach or violation of the provisions of the constating documents or resolutions of Nomad or any of its subsidiaries or any statute, rule, regulation, judgment, decree or order applicable to Nomad or any of the subsidiaries or the property or assets of Nomad or any of the subsidiaries which breach or violation or the consequences thereof would, individually or in the aggregate, have a Material Adverse Effect on Nomad and its subsidiaries (taken as a whole);

(j)	to the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Final Base Shelf Prospectus, the Prospectus Supplement, the Supplemented Shelf Prospectus, the U.S. Placement Memorandum or any Prospectus Amendment or preventing the distribution of the Offered Shares in any Qualifying Jurisdiction or in the United States nor has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(k)	as of the date of this Agreement, Nomad has authorized share capital consisting of an unlimited number of Nomad Shares and an unlimited number of preference shares, of which 564,520,579 Nomad Shares and nil preference shares are currently issued and outstanding;

(l)	other than pursuant to the Equity Compensation Plans, the Deferred Payment (as such term is defined in the Prospectus Supplement) and the common share purchase warrants of the Company issued as of the date of this Agreement, no person, firm, corporation or other entity has (i) any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Nomad of any unissued shares of Nomad or other equity interests of Nomad; or (ii) any pre-emptive rights, resale rights, rights of first refusal or other rights to purchase any shares of Nomad or other equity interests in Nomad;

(m)	except for such as shall have been made or obtained at or before the Closing Time, under the Securities Laws and the rules and regulations of the TSX, no consent, approval, authorization, order, registration or qualification of or with any court or Governmental Authority or body is required for the distribution of the Offered Shares as contemplated by this Agreement or the consummation by Nomad of the transactions contemplated in this Agreement;

(n)	neither Nomad nor any of its subsidiaries is in breach or violation of or in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under): (i) any material requirement of any statute, rule or regulation applicable to Nomad or any of its subsidiaries including, without limitation, the Securities Laws and the by-laws, rules and regulations of the TSX; (ii) the constating documents or by-laws of Nomad or any of its subsidiaries or resolutions of the directors or shareholders of Nomad or any of its subsidiaries; (iii) any Material Contract other than any defaults which have been waived by the relevant parties; or (iv) any judgment, decree or order applicable to Nomad or any of its subsidiaries or the property or assets of Nomad or any of its subsidiaries;

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(o)	the Prospectus and the U.S. Placement Memorandum contain all material facts with respect to Nomad, its subsidiaries, its Material Contracts and Nomad’s business and does not contain a misrepresentation and Nomad has not filed any confidential material change reports which are maintained on a confidential basis as at the date hereof; provided, however, that this representation and warranty shall not apply to any statements made in reliance upon and conformity with Underwriters’ Information;

(p)	the Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (i) the Permitted Encumbrances (ii) such as are described in the Prospectus or (iii) such as do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries. All of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Prospectus, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to its rights under any of the leases or subleases mentioned above or affecting or questioning its rights to the continued possession of the leased or subleased premises under any such lease or sublease;

(q)	the Company does not have any information or knowledge of any fact relating to any of its royalty, streaming or other interests in any mining or development projects identified as “material properties” in the Prospectus(the “Material Interests”), which might reasonably be expected to materially and adversely affect the business operations or condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole. The Company does not have any knowledge that (i) any owner / operator (an “Operator”) of a property which is subject to a Material Interest (a “Material Third Party Property”) does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Material Third Party Property and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and (ii) any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Material Third Party Property.

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(r)	all Material Interests are completely and accurately described in all material respects in the Prospectus;

(s)	except as set out in the Prospectus, Nomad and each of its subsidiaries have all necessary licenses, permits, authorizations, consents and approvals and have made all necessary filings required under any applicable law, regulation or rule, and have obtained all necessary licenses, permits, authorizations, consents and approvals from other persons, in order to conduct Nomad’s material business and neither Nomad nor its subsidiaries are in violation of, or in default under, or has received valid notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any provincial, federal, municipal, state, local or foreign law, regulation or rule or of any decree, order or judgment applicable to Nomad or its subsidiaries; except as has been disclosed in the Prospectus;

(t)	the outstanding Nomad Shares are listed on the TSX and Nomad is not in material default of any of the listing requirements of the TSX applicable to Nomad. Computershare Investor Services Inc. at its principal office in the City of Montreal, Québec has been appointed registrar and transfer agent for the Nomad Shares;

(u)	all scientificand technical information set forth in the Prospectus, including in any documents incorporated by reference therein, relating to the Material Interests has been reviewed as required under National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”), and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and, to the knowledge of the Company, there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Prospectus;

(v)	the minute books and records of Nomad made available to counsel for the Underwriters in connection with their due diligence investigation of Nomad for the period from the date of the RTO to the date of this Agreement are all of the minute books and records of Nomad from the date of the RTO to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of Nomad to the date of review of such corporate records and minute books and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of Nomad to the date of this Agreement not reflected in such minute books and other records;

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(w)	Nomad maintains casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Nomad’s management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(x)	the Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the information and statements set forth in the Financial Statements did not contain any misrepresentations as of the respective dates of such information or statements;

(y)	the Financial Statements fairly present the financial position and condition of Nomad and its subsidiaries, as at the dates thereof and for the periods indicated, and reflects all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nomad and its subsidiaries, as at the dates thereof, which are required to be disclosed in accordance with IFRS consistently applied;

(z)	there are no “significant acquisitions” or “significant probable acquisitions” for which Nomad is required, pursuant to applicable Securities Laws to include additional financial disclosure in the Prospectus;

(aa)	Nomad and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(bb)	except as disclosed in the Prospectus, neither Nomad nor its subsidiaries have any loans or other indebtedness currently outstanding to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with Nomad or its subsidiaries, other than inter-company loans, if any, between Nomad and its subsidiaries;

(cc)	none of Nomad nor its subsidiaries has guaranteed or agreed to guarantee any material debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever (other than Nomad or any subsidiary thereof), other than as disclosed in the Prospectus;

(dd)	except as disclosed in the Prospectus, since the date of the RTO, there has not been any adverse material change of any kind whatsoever in the financial position or condition of Nomad, or its subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of Nomad or its subsidiaries to carry on its business;

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(ee)	the directors and officers of Nomad and the Equity Compensation Plans are as disclosed in all material respects in the Prospectus;

(ff)	all Material Contracts of Nomad (to which it or a subsidiary is a party to) other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Prospectus as required by applicable Securities Laws and neither Nomad nor its subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Nomad or its subsidiaries, whether by asset sale, transfer of shares or otherwise, other than in the ordinary course of business or as disclosed in the Prospectus;

(gg)	there are no material amendments to the Material Contracts that have been, or to the knowledge of Nomad, are proposed to be, or are required to be, made other than have been disclosed in the Prospectus as required by applicable Securities Laws;

(hh)	all material tax returns, reports, elections, remittances, filings, withholdings and payments of Nomad and its subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct in all material respects and all taxes owing by Nomad as at December 31, 2019 have been paid or accrued in the Financial Statements;

(ii)	Nomad and its subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and Nomad is not aware of any material contingent tax liability of Nomad or any subsidiary not adequately reflected in the Financial Statements;

(jj)	no examination of any tax return of Nomad or any material subsidiary is currently in progress and there are no material issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable by Nomad or any subsidiary. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to Nomad or any material subsidiary;

(kk)	there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to Nomad’s knowledge, pending, threatened against or affecting Nomad or the subsidiaries, or to Nomad’s knowledge, their respective directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to Nomad’s knowledge, there is no basis therefor;

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(ll)

except as disclosed in the Prospectus or would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries are in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(mm)

there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(nn)

(i) Nomad’s auditors are independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Commissions (“NI 51-102”)) between Nomad and such auditors; and (ii) there has never been any event which has led Nomad’s auditors to threaten to resign as auditors;

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(oo)

Nomad has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents' commission or other forms of compensation with respect to the transactions contemplated herein for which Nomad will have any liability or obligation, except as disclosed in the Prospectus;

(pp)	the operations of Nomad and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of Canada, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any foreign or domestic Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving Nomad with respect to the Money Laundering Laws is, to the best knowledge of Nomad, pending or threatened;

(qq)	neither Nomad nor any of its subsidiaries nor, to the knowledge of Nomad, any director, officer, agent, employee or affiliate of Nomad or any of its subsidiaries has made any payment of funds out of Nomad or any material subsidiary or received or retained funds in violation by such persons of any applicable law, rule or regulation prohibiting the payment of undisclosed commissions or bonuses or the making of bribe or incentive payments or other arrangements of a similar nature, such as the Corruption of Foreign Public Officials Act (Canada) and any similar law of any other jurisdiction applicable to Nomad or its subsidiaries;

(rr)	neither the Prospectus nor the U.S. Placement Memorandum contain any untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, constitutes full, true and plain disclosure of all material facts relating to Nomad and the securities to be issued and/or transferred pursuant to the Offering and complies with applicable Securities Laws (provided, however, that the representation and warranty shall not apply to any statement or omission made in reliance upon and in conformity with Underwriters’ Information);

(ss)	no material labour dispute with the employees of Nomad or any material subsidiary currently exists or, to the knowledge of Nomad and the subsidiaries, is imminent;

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(tt)	neither Nomad nor any of its subsidiaries is engaged in any unfair labour practice and (i) there is (A) no unfair labour practice complaint pending or, to Nomad's knowledge, threatened against Nomad or any of its subsidiaries before any labour relations board, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to Nomad's knowledge, threatened, (B) no strike, labour dispute, slowdown or stoppage is pending or, to Nomad's knowledge, threatened against Nomad or any of its subsidiaries; and (C) no union representation dispute currently existing concerning the employees of Nomad or any of its subsidiaries, (ii) to Nomad's knowledge, no union organizing activities are currently taking place concerning the employees of Nomad or any of its subsidiaries; and (iii) there has been no violation of any provincial, federal, municipal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws concerning the employees of Nomad or any of its subsidiaries;

(uu)	Nomad has no pension, retirement or similar plans relating to the current or former employees, officers or directors of Nomad or any of its subsidiaries, whether written or oral;

(vv)	except as disclosed in the Prospectus, no person is entitled to royalties or other interests in any revenue of Nomad or any of its subsidiaries whether derived from the utilization of any intellectual or proprietary information or equipment of Nomad or any of its subsidiaries or otherwise;

(ww)	other than employment agreements with Nomad's executive officers and senior management Nomad is not a party to any contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of Nomad;

(xx)	neither Nomad nor, to Nomad's knowledge, any of its securityholders, is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Nomad other than as disclosed in the Prospectus;

(yy)	no subsidiary is currently prohibited, directly or indirectly, from paying any dividends to Nomad, from making any other distribution on such material subsidiary's capital stock, from repaying to Nomad any loans or advances to such subsidiary from Nomad or from transferring any of such subsidiary's property or assets to Nomad or any other material subsidiary of Nomad; and

(zz)	Nomad is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus.

8.	Representations and Warranties Relating to Yamana

Yamana represents, warrants and, where applicable, covenants to the Underwriters as follows and Yamana acknowledges that the Underwriters are relying upon such representations, warranties and covenants in connection with the execution and delivery of this Agreement:

(a)	Yamana is the registered owner of 66,500,000 Nomad Shares;

(b)	Yamana is existing under the laws of its jurisdiction of incorporation, formation or continuation, as the case may be, and has the power and authority to own, lease and operate its properties and assets;

(c)	Yamana has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein (including, without limitation, to sell the Offered Shares), and this Agreement has been duly authorized, executed and delivered by Yamana and is a legal, valid and binding obligation of Yamana, enforceable against Yamana in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

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(d)	the attributes and characteristics of the Offered Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectus;

(e)	the execution, delivery and performance of this Agreement and the transfer and sale of the Offered Shares and the performance or the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (or after notice or lapse of time or both would constitute a default under), any indenture, material contract, note, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which Yamana or any of its material subsidiaries is a party or by which any of them is bound or to which any of their property or assets is subject, which breach, violation or default or the consequences thereof, individually or in the aggregate, would materially impair Yamana’s ability to perform its obligations under this Agreement, nor will such action conflict with or result in any breach or violation of the provisions of the articles, by-laws or resolutions of Yamana or any of its material subsidiaries or any statute, rule, regulation, judgment, decree or order applicable to Yamana or any of its material subsidiaries which breach or violation or the consequences thereof would, individually or in the aggregate, materially impair Yamana’s ability to perform its obligations under this Agreement;

(f)	Yamana has, or at the Closing Time, will have, full legal right, power and authority to sell the Offered Shares, free and clear of any lien, claim, security interest or other encumbrance whatsoever; and

(g)	other than as may be required under Securities Laws, no authorization from any Governmental Authority is required for the sale or delivery by Yamana of the Offered Shares as contemplated by this Agreement.

9.	Indemnification

Each of Yamana and Nomad agrees to indemnify the Underwriters and certain other parties in accordance with Schedule “A” attached hereto, which Schedule forms part of this Agreement and the consideration for which is the entering into of this Agreement. Such indemnity (the “Indemnity”) shall be in addition to, and not in substitution for, any liability which Yamana and Nomad or any other party may have to the Underwriters or to the other parties under such Indemnity.

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10.	Closing

(a)	The purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario or at such other place upon which the Underwriters, Yamana and the Company may agree.

(b)	At the Closing Time, Yamana shall duly and validly deliver to the Underwriters, in uncertificated form or in the manner directed by the Underwriters in writing, the Offered Shares registered in the name of “CDS & CO.” or in such other name or names as the Lead Underwriters may direct the Company and Yamana in writing not less than 48 hours prior to the Closing Time. Alternatively, if requested by the Lead Underwriters, at the Closing Time, Yamana shall duly and validly deliver to the Underwriters one or more definitive share certificate(s) representing the Offered Shares, registered in the name of “CDS & CO.” or in such other name or names as the Lead Underwriters may direct the Company and Yamana in writing not less than 48 hours prior to the Closing Time. In either case, such delivery of Offered Shares shall be against payment by the Underwriters to Yamana of the aggregate Purchase Price for the Offered Shares, net of the applicable aggregate Underwriting Fee therefor, by wire transfer of immediately available funds, together with a receipt signed by the Lead Underwriters for such Offered Shares and acknowledging receipt of payment of the applicable Underwriting Fee.

(c)	To facilitate an efficient and timely closing at the Closing Time, the Lead Underwriters, on behalf of the Underwriters, may choose to initiate wire transfers of immediately available funds to Yamana prior to the Closing Time. If the Lead Underwriters do so, Yamana agrees that such transfer of funds prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions of Closing set out in this Agreement. Furthermore, Yamana agrees that any such funds received from the Underwriters prior to the Closing Time will be held by Yamana in trust solely for the benefit of the Underwriters until the Closing Time and if the Closing does not occur at the scheduled Closing Time such funds shall be immediately returned by wire transfer to the Lead Underwriters, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing and the delivery to the Underwriters of the items set out in Section 11, the funds held by Yamana in trust for the Underwriters shall be deemed to be delivered by the Underwriters to Yamana in satisfaction of the obligation of the Underwriters under this Section 10, and upon such delivery the trust constituted by this Section 10(c) shall be terminated without further formality.

11.	Conditions Precedent

The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions Yamana and Nomad, as applicable, covenant to exercise their best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. At the Closing Time:

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(a)

Nomad shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of Nomad, on behalf of Nomad, certifying that:

(i)	Nomad has complied in all material respects with all terms and conditions of this Agreement to be complied with by it at or prior to the Closing Time;

(ii)	except for changes contemplated by this Agreement, the representations and warranties of Nomad contained herein are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii)	no event of a nature referred to in Section 15(a) has occurred since the date of this Agreement; and

(iv)	there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, capital, ownership or condition (financial or otherwise) of Nomad from that disclosed in the Prospectus or any Prospectus Amendment;

(b)

Yamana shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of Yamana or other officers of Yamana acceptable to the Underwriters, on behalf of Yamana, certifying that:

(i)	Yamana has complied in all material respects with all terms and conditions of this Agreement to be complied with by it at or prior to the Closing Time; and

(ii)	except for changes contemplated by this Agreement, the representations and warranties of Yamana contained herein are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(c)	the Underwriters shall have received at the Closing Time the long form comfort letters referred to in paragraph 4(a)(v) above from each of the Auditors;

(d)	the Underwriters shall have received legal opinions dated the Closing Date from Cassels Brock & Blackwell LLP, Canadian counsel to Yamana and Fasken Martineau DuMoulin LLP, Canadian counsel to Nomad, to the effect set forth in Schedule “B” hereto, with respect to Nomad and Yamana, respectively;

(e)	if any Offered Shares are purchased in the United States pursuant to the Offering, the Underwriters shall have received a legal opinion from Jenner & Block LLP, U.S. counsel to Nomad, dated the Closing Date to the effect that no registration under the U.S. Securities Act is required for the offer and sale of such Offered Shares in the United States, in form and substance acceptable to the Underwriters and counsel to the Underwriters, acting reasonably;

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(f)	the Underwriters shall have received a legal opinion, dated the Closing Date from Québec counsel for Nomad, to the effect that the laws of the Province of Québec relating to the use of the French language in connection with the distribution of the Offered Shares in such province have been complied with; and

(g)	Nomad shall have used reasonable efforts to deliver lock-up agreements, in form and substance satisfactory to the Underwriters, acting reasonably, duly executed and delivered by each of the directors and officers of Nomad, pursuant to which such officers and directors will agree, not to sell, or agree to sell (or announce any intention to do so), any Nomad Shares or securities exchangeable or convertible into Nomad Shares until the date that is 90 days after the Closing Date, without the prior written consent of the Lead Underwriters, which consent will not be unreasonably withheld.

12.	Underwriting Fee

In consideration of the Underwriters’ agreement to purchase the Offered Shares, Yamana shall pay to the Underwriters a cash fee (the “Underwriting Fee”) in an amount equal to 4.0% of the gross proceeds received by Yamana from the sale of the Offered Shares. Yamana shall pay the Underwriting Fee to the Underwriters on the closing of the Offering.

13.	Rights to Purchase

(a)

The obligations of the Underwriters hereunder, including the obligation to purchase Offered Shares at the Closing Time, shall be several, and not joint nor joint and several, and shall be limited to the percentages of the aggregate percentage of the Offered Shares set out opposite the name of the Underwriters below:

Cormark Securities Inc.	31.0%
Scotia Capital Inc.	31.0%
BMO Nesbitt Burns Inc.	6.0%
CIBC World Markets Inc.	6.0%
Haywood Securities Inc.	6.0%
RBC Dominion Securities Inc.	6.0%
Canaccord Genuity Corp.	2.0%
Desjardins Securities Inc.	2.0%
Industrial Alliance Securities Inc.	2.0%
PI Financial Corp.	2.0%
Raymond James Ltd.	2.0%
Stifel Nicolaus Canada Inc.	2.0%
Velocity Trade Capital Ltd.	2.0%
100.0%

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(b)

In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Offered Shares as provided in this Section 13(a “Defaulting Underwriter”) and the percentage of Offered Shares represents 6.0% or less of the aggregate Offered Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Offered Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 6.0% of the aggregate Offered Shares, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised fully, the other Underwriters that are not in default shall be relieved of all obligations to Yamana arising from such default. Nothing in this Section 13shall oblige Yamana to sell to the Underwriters less than all of the Offered Shares or relieve from liability to Yamana any Underwriter which shall be so in default.

14.	Costs and Expenses

Yamana shall pay: (i) all expenses of or incidental to the issue, sale or distribution of the Offered Shares and the filing of the Prospectus Supplement; and (ii) all other costs and expenses incurred in connection with the preparation of documentation relating to the Offering, including the reasonable legal fees of legal counsel for the Underwriters (to a maximum of C$50,000 plus applicable taxes and disbursements in respect of legal counsel to the Underwriters). All such reimbursable costs and expenses incurred by the Underwriters or on their behalf shall be payable by Yamana immediately upon receipt of an itemized invoice from the Underwriters.

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15.	Termination

(a)	In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement on written notice to Nomad, Yamana and the other Underwriters to that effect if, at any time during the period from the date of this Agreement to the Closing Time:

(i)

there shall have occurred any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus, or any Prospectus Amendment, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Nomad Shares; or

(ii)

(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, outbreak, pandemic, disease or accident) or major financial occurrence or catastrophe, war or plague of national or international consequence including by way of the COVID-19 pandemic only to the extent that there are material adverse developments related thereto after December 2, 2020 or a new or change in any law or regulation shall be enacted or take effect after December 2, 2020 which in the opinion of the Underwriters (or any one of them), acting reasonably, seriously adversely affects or may seriously adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or credibly threatened in relation to the Company or any one of the officers or directors of the Company where a material wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX or securities commission which involves a finding of wrong-doing that seriously adversely affects or may seriously adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Nomad Shares or any other securities of the Company is made or threatened by securities regulatory authority; or

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(iii)	the Company or Yamana is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any representation or warrant given by the Company or Yamana in this Agreement becomes or is false in any material respect and cannot be cured prior to the Closing Date.

(b)	Yamana and Nomad agree that all material terms, covenants and conditions contained in this Agreement or any material representations or warranties, as the case may be, shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by them, that they will use their commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by them to comply with any such conditions shall entitle an Underwriter to terminate its obligations under this Agreement by notice to that effect given to Yamana, Nomad and the other Underwriters in writing at or prior to the Closing Time unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)	The rights of termination contained in Sections 15(a) and (b) above may be exercised by any Underwriter giving notice thereof to Yamana, Nomad and the other Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by Yamana or Nomad in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of such Underwriter to Yamana or Nomad or on the part of Yamana or Nomad to such Underwriter except in respect of any liability which may have arisen prior to or arise after such termination.

(d)	In the event the Underwriters terminate this Agreement, Nomad shall file a Prospectus Amendment, amending the Prospectus Supplement to remove reference to the Underwriters, remove the certificate of the Underwriters and disclose the termination of this Agreement. For greater certainty, neither Yamana nor Nomad shall be under any obligation to terminate the Offering or to withdraw the Prospectus Supplement.

16.	Stabilization and Reduced Price

In connection with the distribution of the Offered Shares, the Underwriters and members of their selling group (if any) may over allot or effect transactions which stabilize or maintain the market price of the Nomad Shares at levels other than those which might otherwise prevail in the open market or engage in such other activities as are set out in a Prospectus, in compliance with applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time at the sole discretion of the Underwriters. The Underwriters may also offer the Offered Shares at a lower price than the Purchase Price, subject to the conditions set out in the Prospectus.

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17.	Other Matters

Unless otherwise indicated, all financial references in this Agreement are to Canadian dollars. Headings used herein are for ease of reference only and shall not affect the interpretation or construction of this Agreement. References to “paragraph”, “subsection” and “Section” (unless otherwise indicated) are to the appropriate paragraphs, subsections and sections of this Agreement. Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time, and any statute or regulation that may be passed which has the effect of supplementing or superseding the statute or regulation referred to.

18.	Notices

Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be sufficiently given or made by delivery or by email (receipt confirmed) to the respective parties as follows:

(a)	if to Nomad, to:

Nomad Royalty Company Ltd.

1275 Av. Des Canadiens-de-Montréal

Suite 500 Montreal, QC H3B 0G4

Attn:    Chief Executive Officer

Email:  vmetcalfe@nomadroyalty.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Suite 3500, 800 Victoria Square,

P.O. Box 242, Montreal, QC H4Z 1E9

Attn:    Sébastien Bellefleur
Email:  sbellefleur@fasken.com

(b)	if to Yamana, to:

Yamana Gold Inc.

200 Bay Street, North Tower

Suite 2200

Toronto, ON M5J 2J3

Attn:    Senior Vice President, General Counsel and Corporate Secretary

Email:  stsakos@yamana.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza, 40 King Street West

Toronto, ON M5H 3C2

Attn:    Andrea FitzGerald

Email:  afitzgerald@cassels.com

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(c)	if to the Underwriters, to:

Cormark Securities Inc.
Royal Bank Plaza, North

Tower 200 Bay Street,

Suite 1800 P.O. Box 63

Toronto, ON M5J 2J2

Attn:    Kevin Carter

Email:  kcarter@cormark.com

Scotia Capital Inc.
40 King Street West,

68th Floor, Toronto, ON M5W 2X6

Attn:    Elian Terner

Email:  elian.terner@scotiabank.com

BMO Nesbitt Burns Inc.
First Canadian Place, 100 King Street

4th Floor, Toronto, ON M5W 2X6

Attn:    Ilan Bahar

Email:  ilan.bahar@bmo.com

CIBC World Markets Inc.
400 Burrard Street, 12th Floor,

Vancouver, BC V6C 3A6

Attn:    Matthew Dugaro

Email:  Mathew.dugaro@cibc.com

Haywood Securities Inc.
Bay Wellington Tower, Brookfield Place

181 Bay Street, Suite 2910

Toronto, ON M5J 2T3

Attn:    Ryan Matthiesen

Email:  r.matthiesen@haywood.com

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RBC Dominion Securities Inc.
Royal Bank Plaza, South Tower

200 Bay Street

Toronto, ON M5J 2W7

Attn:    Ryan Latinovich

Email:  ryan.latinovich@rbccm.com

Canaccord Genuity Corp.
161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Attn:    Gunnar Eggertson

Email:  geggertson@cgf.com

Desjardins Securities Inc.
25 York Street, Suite 1000

Toronto, ON M5J 2V5

Attn:    Bruno Kaiser

Email:  bruno.kaiser@desjardins.com

Industrial Alliance Securities Inc.
700-26 Wellington St. E.

Toronto, ON M5E 1S2

Attn:    David Beatty

Email:  david.beatty@iawealth.com

PI Financial Corp.

1900-666 Burrard Street

Vancouver, BC V6C 3N1

Attn: Dan Barnholden

Email: dbarnholden@pifinancial.com

Raymond James Ltd.
40 King Street West, 54th Floor

Toronto, ON M5H 3Y2

Attn:    Gavin McOuat

Email:  gavin.mcouat@raymondjames.com

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Stifel Nicolaus Canada Inc.
145 King Street West, Suite 300

Toronto, ON M5H 1J8

Attn:    Matthew Gaasenbeek

Email:  mgaasenbeek@stifel.com

Velocity Trade Capital Ltd.
1800-100 Yonge Street

Toronto, ON M5C 2W1

Attn:    Simon Grayson

Email:  simon.grayson@velocitytrade.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600

Vancouver, BC V7X 1L3

Attn:   Bob Wooder

Email: bob.wooder@blakes.com

Any notice so given shall be deemed conclusively to have been given and received when so personally delivered or emailed and receipt confirmed. Any party may change its address by notice to the other in the manner set out above.

19.	Further Sales by Yamana

Yamana agrees that it will not sell, any Nomad Shares or any securities convertible into or exchangeable for or exercisable to acquire Nomad Shares for a period ending 90 days after the Closing Date without the prior written consent of the Lead Underwriters, such not to be unreasonably withheld or delayed, subject to the following exceptions:

(a)	if the Company receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, more than 50% of the total number of common shares in the Company, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed Company structure or other synthetic merger, transaction or arrangement;

(b)	in respect of sales to affiliates; or

(c)	pursuant to a pledge as security for indebtedness owing to a bona fide lender and/or any sale of the securities upon such lender realizing on such security.

The Lead Underwriters agree not to withhold consent during the 90-day period noted above if the five-day volume weighted average price of the Nomad Shares on the TSX is greater than the Purchase Price.

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20.	Miscellaneous

(a)	This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

(b)	The representations, warranties and covenants contained in this Agreement shall survive the distribution and transfer of the Offered Shares by Yamana.

(c)	Yamana and Nomad acknowledge that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to Yamana and Nomad, their management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of their activities under this Agreement, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to Yamana or Nomad, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and Yamana and Nomad hereby confirm their understanding and agreement to that effect. Yamana and Nomad and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to Yamana and Nomad regarding such transactions do not constitute advice or recommendations to Yamana or Nomad.

(d)	Certain of the Underwriters, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”). In addition, certain of the Underwriters, or affiliates thereof, have nominee directors serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(e)	Yamana and Nomad acknowledge and agree that the Underwriters have certain statutory obligations as registrants under Securities Laws and have fiduciary relationships with their clients and consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registrants under Securities Laws or fiduciary relationships with their clients conflict with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrants under Securities Laws and their duties to their clients.

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(f)	Time shall be of the essence in this Agreement.

(g)	This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

(h)	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

(i)	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties including the letter agreement dated December 3, 2020 among Yamana, Nomad and Cormark.

(j)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(k)	The parties have requested that this Agreement and all related documents be drawn up in English only. Les parties aux présentes ont exigé que le présent contrat et tous les documents qui s'y rattachent soient rédigés en anglais seulement.

[Remainder of this page intentionally left blank.]

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If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

CORMARK SECURITIES INC.

Per:	(Signed) “PAUL NIEZNALSKI”
Name:	Paul Nieznalski
Title:	Director

SCOTIA CAPITAL INC.

Per:	(Signed) “ELIAN TERNER”
Name:	Elian Terner
Title:	Managing Director

BMO NESBITT BURNS INC.

Per:	(Signed) “ILAN BAHAR”
Name:	Ilan Bahar
Title:	Managing Director, Co-Head Global Metals & Mining

CIBC WORLD MARKETS INC.

Per:	(Signed) “MATTHEW DUGARO”
Name:	Matthew Dugaro
Title:	Executive Director

Underwriting Agreement

HAYWOOD SECURITIES INC.

Per:	(Signed) “RYAN MATTHIESEN”
Name:	Ryan Matthiesen
Title:	Managing Director

RBC DOMINION SECURITIES INC.

Per:	(Signed) “PHIL WILKINSON”
Name:	Phil Wilkinson
Title:	Director

CANACCORD GENUITY CORP.

Per:	(Signed) “GUNNAR EGGERTSON”
Name:	Gunnar Eggertson
Title:	Managing Director

DESJARDINS SECURITIES INC.

Per:	(Signed) “BRUNO KAISER”
Name:	Bruno Kaiser
Title:	Managing Director, Head of Metals & Mining

Underwriting Agreement

INDUSTRIAL ALLIANCE SECURITIES INC.

Per:	(Signed) “DAVID BEATTY”
Name:	David Beatty
Title:	Managing Director

PI FINANCIAL CORP.

Per:	(Signed) “DAN BARNHOLDEN”
Name:	Dan Barnholden
Title:	Managing Director, Co-Head of Investment Banking

RAYMOND JAMES LTD.

Per:	(Signed) “GAVIN MCOUAT”
Name:	Gavin McOuat
Title:	Senior Managing Director

STIFEL NICOLAUS CANADA INC.

Per:	(Signed) “MATTHEW GAASENBEEK”
Name:	Matthew Gaasenbeek
Title:	Managing Director, Co-Head of Investment Banking

Underwriting Agreement

VELOCITY TRADE CAPITAL LTD.
Per:	(Signed) “SIMON GRAYSON”
Name:	Simon Grayson
Title:	Chief Executive Officer

 Underwriting Agreement

The foregoing is accepted and agreed to as of the date first above written.

YAMANA GOLD INC.
Per:	(Signed) “SOFIA TSAKOS”
Name:	Sofia Tsakos
Title:	Senior Vice President, General Counsel and Corporate Secretary

NOMAD ROYALTY COMPANY LTD.
Per:	(Signed) “VINCENT METCALFE”
Name:	Vincent Metcalfe
Title:	Chief Executive Officer

Per:	(Signed) “ELIF LÉVESQUE”
Name:	Elif Lévesque
Title:	Chief Financial Officer

Underwriting Agreement

SCHEDULE “A”

INDEMNITY AND CONTRIBUTION

Each of the Company, together with its subsidiaries or affiliated companies, as the case may be, and Yamana (each, an “Indemnitor”) hereby agrees to indemnify and hold the Underwriters, each of their subsidiaries and affiliates, and each of their directors, officers, employees, unitholders and agents (hereinafter referred to as the “Personnel” and collectively with the Underwriters, each of their subsidiaries and affiliates, the “Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings (collectively, “Claims” and each individually a “Claim”) to which Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Indemnified Parties hereunder, or otherwise in connection with the Offering (including the aggregate amount paid in reasonable settlement of any such Claims that may be made against the Indemnified Parties), unless such actual or threatened Claim is determined by a court of competent jurisdiction from which no appeal can be made or by a regulatory authority in a final ruling from which no appeal can be made to have been caused solely by or is the result of the negligence, wilful misconduct or fraud of the Indemnified Parties, all in according with the provisions set out in this indemnity. Without limiting the generality of the foregoing, this indemnity shall apply to all Claims that the Underwriters and/or their Personnel may incur as a result of any action or litigation that may be threatened or brought against the Underwriters and/or their Personnel, in accordance with the terms of this Schedule “A”.

The Company together with its subsidiaries or affiliated companies shall hold harmless and indemnify each of the Indemnified Parties from and against all Claims, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)

any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to Nomad in writing expressly for inclusion in the Prospectus Supplement or any Prospectus Amendment, the U.S. Placement Memorandum, or any Yamana Matters) contained in the Prospectus Supplement, any Prospectus Amendment or, the U.S. Placement Memorandum being or being alleged to be a misrepresentation or untrue or containing any omission or any alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them provided by the Underwriters in writing, or the Yamana Matters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

- A-1 -

(ii)	any breach by Nomad of, or default under, any covenant or agreement of Nomad in this Agreement which has not been waived by the Underwriters or any inaccuracy of any representation or warranty of the Company in this Agreement or any other document to be delivered pursuant hereto or thereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

(iii)	the non-compliance or alleged non-compliance by Nomad with any applicable Securities Laws; and

(iv)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to Nomad in writing expressly for inclusion in the Prospectus Supplement, any Prospectus Amendment, the U.S. Placement Memorandum or the Yamana Matters) contained in any such documents, which operates to prevent or restrict the trading in or sale or distribution of the Nomad Shares.

Yamana shall hold harmless and indemnify each of the Indemnified Parties from and against all Claims, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)	any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters in writing expressly for inclusion in the Prospectus Supplement or any Prospectus Amendment, the U.S. Placement Memorandum or any Company Matters) contained in the Prospectus Supplement, any Prospectus Amendment or the U.S. Placement Memorandum being or being alleged to be a misrepresentation or untrue or containing any omission or any alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters in writing, or the Company Matters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(ii)	any breach by Yamana of, or default under, any covenant or agreement of Yamana in this Agreement which has not been waived by the Underwriters or any inaccuracy of any representation or warranty of Yamana in this Agreement or any other document to be delivered pursuant hereto or thereto or the failure of Yamana to comply with any of its obligations hereunder or thereunder;

(iii)	the non-compliance or alleged non-compliance by Yamana with any applicable Securities Laws; or

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(iv)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or either of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectus Supplement, any Prospectus Amendment the U.S. Placement Memorandum or the Company Matters) contained in any such documents, which operates to prevent or restrict the trading in or the sale or distribution of the Nomad Shares.

If for any reason, the foregoing indemnification is unavailable to the Underwriters or any Personnel or insufficient to hold the Underwriters or any Personnel harmless, then the applicable Indemnitor shall contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the applicable Indemnitor on the one hand and the Underwriters or any Personnel on the other hand but also the relative fault of the applicable Indemnitor and the Underwriters or any Personnel, as well as any relevant equitable considerations; provided that the applicable Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such Claim and any excess of such amount over the amount of the fees received by the Underwriters pursuant to this Agreement.

Each Indemnitor agrees that in case any legal proceeding shall be brought against such Indemnitor and/or the Underwriters or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Underwriters, and/or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, such Indemnitor shall reimburse the Underwriters monthly for the time spent by their Personnel in connection therewith at their normal per diem rates and the Underwriters shall have the right to employ their own counsel in connection therewith provided the Underwriters act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Underwriters or their Personnel in connection therewith unless such proceeding has been caused solely by or is the result of the gross negligence or fraud of the Underwriters or any of their Personnel) and out-of-pocket expenses incurred by the Underwriters or their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

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Promptly after receipt of notice of the commencement of any legal proceeding or claim against the Underwriters or their Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from an Indemnitor, the Underwriters will notify the applicable Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to such Indemnitor, will keep such Indemnitor advised of the progress thereof and will discuss with such Indemnitor all significant actions proposed. However, the failure by the Underwriters to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriters and/or any Personnel except and only to the extent that such delay in or failure to give notice as herein required prejudices the defence of such legal proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor has under this Indemnity. Such Indemnitor shall on behalf of itself and the Underwriters and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Underwriters and/or any Personnel, acting reasonably, as applicable, and none of the Underwriters and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Underwriters and their Personnel shall have the right to appoint their own separate counsel at such Indemnitor’s cost provided the Underwriters act reasonably in selecting such counsel if (i) the applicable Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the applicable Indemnitor agrees to separate representation, or (iii) the Underwriters are advised by counsel that there is an actual or potential conflict in such Indemnitor’s and the Underwriters’ respective interests or additional defenses are available to the Underwriters, which makes representation by the same counsel inappropriate.

The indemnity and contribution obligations of each Indemnitor shall be in addition to any liability which such Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or the Offering or any termination of the authorization given by this Agreement.

Terms used but not defined in this Schedule “A” and which are defined in the Agreement are intended to have the meaning ascribed thereto in the Agreement unless inconsistent with the context

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SCHEDULE “B”

LEGAL OPINION

Legal Opinion Regarding Nomad

1.	Nomad has been duly incorporated, amalgamated or formed, as the case may be, is validly subsisting under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets.

2.	The authorized capital of Nomad consists of an unlimited number of Nomad Shares and an unlimited number of preference shares (of which 564,520,579 Nomad Shares and nil preference shares are issued and outstanding as fully paid and non-assessable shares immediately prior to the Closing Date).

3.	Nomad has all necessary corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by Nomad and this Agreement constitutes a legal, valid and binding obligation of Nomad enforceable against Nomad in accordance with its terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law.

4.	Nomad has all necessary corporate power and authority to execute and deliver the Prospectus Supplement and all necessary action has been taken by Nomad to authorize the execution and delivery by it of the Prospectus Supplement and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with Securities Laws.

5.	The execution and delivery of this Agreement and the performance of and compliance with the terms of this Agreement by Nomad does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) applicable statute, rule or regulation of the Province of Quebec or the federal laws of Canada applicable therein; (ii) any term, condition or provision of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof) or shareholders of Nomad; (iii) the Acquisition Agreement dated February 23, 2020 between the Company and Orion Group (as defined in the Prospectus) with respect to the acquisition by Nomad certain stream and gold loan assets; or (iv) the Royalty and Contingent Payment Purchase Agreement dated February 23, 2020 between the Company and Yamana with respect to the acquisition of certain royalty assets.

6.	The form of the definitive certificate representing the Nomad Shares has been approved and adopted by Nomad and complies in all material respects with the Business Corporations Act (Ontario), the constating documents of Nomad and the requirements of the TSX relating thereto.

7.	The outstanding Nomad Shares are listed on the TSX.

8.	Computershare Investor Services Inc. at its principal office in the City of Toronto has been appointed registrar and transfer agent for the Nomad Shares.

9.	The Offered Shares have been duly, created authorized and validly issued, and as fully paid and non-assessable common shares of Nomad.

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10.	The statements under the heading “Eligibility for Investment” in the Prospectus are accurate, subject to the assumptions, qualifications, limitations and restrictions set out in the Prospectus Supplement.

11.	The attributes and characteristics of the Nomad Shares conform in all material respects with the description thereof contained in the Prospectus.

12.	Except such as have been made or obtained under the Securities Laws or the rules or requirements of the TSX, no consent, approval, authorization or order of or filing, registration or qualification with any court, Governmental Authority or body or regulatory authority is required, for the execution, delivery and performance by Nomad of this Agreement or the consummation by Nomad of the transactions contemplated herein.

13.	All necessary documents have been filed, all necessary proceedings have been taken by Nomad and all approvals, permits, consents and authorizations have been obtained by Nomad as required under the Securities Laws of each of the Qualifying Jurisdictions in order to qualify the distribution and sale of the Offered Shares in each of such Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Securities Laws.

and as to all other legal matters, including compliance with applicable Securities Laws in any way connected with the distribution, issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request. It is understood that Nomad's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of Nomad, and the transfer agent and on letters of the TSX as to relevant matters of fact.

Legal Opinion Regarding Yamana

14.	Yamana has been duly incorporated, amalgamated or formed, as the case may be, is validly subsisting under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets.

15.	Yamana has all necessary corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by Yamana and this Agreement constitutes legal, valid and binding obligations of Yamana enforceable against Yamana in accordance with its terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law.

16.	The execution and delivery of this Agreement and the performance of and compliance with the terms of this Agreement by Yamana does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) any applicable statute, rule or regulation of the Province of Ontario or the federal laws of Canada applicable therein; or (ii) any term, condition or provision of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof) or shareholders of Yamana.

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SCHEDULE “C”

UNITED STATES OFFERS AND SALES

1.

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement of which this Schedule forms a part and the following terms shall have the meanings indicated:

(a)	“Affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act (for purposes hereof, Yamana is an Affiliate of Nomad);

(b)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, it means, subject to the exclusions contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Nomad Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Shares;

(c)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

(d)	“General Solicitation or General Advertising” means “general solicitation or general advertising” as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Regulation D” means Regulation D under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(i)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.	Representations, Warranties and Covenants of Nomad. Nomad hereby represents, warrants, covenants and agrees to and with the Underwriters and Yamana that:

(a)	Nomad is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Nomad Shares.

(b)	Except with respect to offers and sales to QIBs through the Underwriters and their U.S. Affiliates in reliance upon the exemption from registration provided by Rule 144A under the U.S. Securities Act, neither Nomad nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (b) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States; or (ii) Nomad, its Affiliates, and any person acting on its or their behalf reasonably believe that the purchaser is outside the United States.

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(c)	During the period in which the Offered Shares are offered for sale, none of Nomad or its Affiliates or any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made), (i) has engaged or will engage in any Directed Selling Efforts, (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States or (iii) has taken or will take any action that would cause the exemption from registration under the U.S. Securities Act afforded by Rule 144A to be unavailable for offers and sales of Offered Shares in the United States in accordance with this Schedule “C”, or the exclusion from registration under the U.S. Securities Act afforded by Regulation S to be unavailable for offers and sales of Offered Shares in “offshore transactions” (as defined in Regulation S), in accordance with the Underwriting Agreement, including this Schedule “C”. None of Nomad, any of its Affiliates or any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(d)	Since the date that is six months prior to the start of the offering of the Offered Shares, (i) Nomad has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any Nomad securities in a manner that would be integrated with the offer and sale of the Offered Shares and (ii) neither it nor any person acting on its behalf has engaged or will engage in any General Solicitation or General Advertising in connection with any offer or sale of Nomad securities in a manner that would be integrated with the offer and sale of the Offered Shares.

(e)	The Offered Shares satisfy the requirements set out in Rule 144A(d)(3) under the U.S. Securities Act.

(f)	For so long as any Offered Shares which have been sold in the United States in reliance upon the exemptions provided by Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if Nomad is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, Nomad will furnish to any holder of the Offered Shares which have been sold in reliance upon Rule 144A and any prospective purchaser of the Offered Shares designated by such holder in the United States, upon request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

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3.	Representations, Warranties and Covenants of Yamana. Yamana hereby represents, warrants, covenants and agrees to and with the Underwriters and Nomad that:

(a)	Except with respect to offers and sales to QIBs through the Underwriters and their U.S. Affiliates in reliance upon the exemption from registration provided by Rule 144A under the U.S. Securities Act, neither Yamana nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (b) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States; or (ii) Yamana, its Affiliates, and any person acting on its or their behalf reasonably believe that the purchaser is outside the United States.

(b)	During the period in which the Offered Shares are offered for sale, none of Yamana or its Affiliates or any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made), (i) has engaged or will engage in any Directed Selling Efforts, (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States or (iii) has taken or will take any action that would cause the exemption from registration under the U.S. Securities Act afforded by Rule 144A to be unavailable for offers and sales of Offered Shares in the United States in accordance with this Schedule “C”, or the exclusion from registration under the U.S. Securities Act afforded by Regulation S to be unavailable for offers and sales of Offered Shares in “offshore transactions” (as defined in Regulation S), in accordance with the Underwriting Agreement, including this Schedule “C”. None of Yamana, any of its Affiliates or any person acting on its or their behalf (other than the Underwriters, their respective Affiliates or any person acting on its or their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(c)	Since the date that is six months prior to the start of the offering of the Offered Shares (i) Yamana has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any Nomad securities in a manner that would be integrated with the offer and sale of the Offered Shares and (ii) neither it nor any person acting on its behalf has engaged or will engage in any General Solicitation or General Advertising in connection with any offer or sale of Nomad securities in a manner that would be integrated with the offer and sale of the Offered Shares.

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4.

Representations, Warranties and Covenants of the Underwriters. Each of the Underwriters acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the applicable securities laws of any state of the United States and may not be offered and sold except in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, each Underwriter represents, warrants and covenants to and with Yamana and Nomad, and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

(a)	It has not offered or sold, and will not offer or sell, any Offered Shares constituting part of its allotment within the United States, except as provided in this Schedule “C”.

(b)	It has not offered or sold and will not offer or sell the Offered Shares except (i) in an “offshore transaction” (as defined in Regulation S) and otherwise in accordance with Regulation S, or (ii) to QIBs in accordance with Rule 144A and in compliance with all applicable state securities laws. Accordingly, except as provided in clause (ii) of the preceding sentence, neither it nor its Affiliate(s) (including its U.S. Affiliate, as applicable), nor any persons acting on its or their behalf have made or will make (i) any offer to sell or any solicitation of an offer to buy, any Offered Shares to a person in the United States, (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

(c)	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its U.S. Affiliates, any investment dealers and brokers through which it may sell Offered Shares or any member of the selling group formed by them (each such person, a “Selling Firm”) or with the prior written consent of Yamana and Nomad. It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of Yamana and Nomad, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to its U.S. Affiliate and such Selling Firm.

(d)	All offers and sales of the Offered Shares in the United States will be effected through one of its U.S. Affiliates in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is on the date hereof, and was on the date of each offer or sale of Offered Shares in the United States, a duly registered broker-dealer with the SEC and under the securities laws of each state in which such offers and sales were made (unless exempt from the respective state’s broker-dealer registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc. (FINRA).

(e)	It shall not engage in any form of General Solicitation or General Advertising or other communication or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of Offered Shares.

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(f)	It has not used and will not use any written material other than the U.S. Memorandum relating to the offering of the Offered Shares in the United States. Each offeree of Offered Shares in the United States has been or shall be provided with the U.S. Placement Memorandum (including a copy that includes the Prospectus and any Prospectus Amendment). Each purchaser of Offered Shares in the United States will have received, prior to the time of purchase of any Offered Shares, the U.S. Placement Memorandum (including a copy that includes the Prospectus and any Prospectus Amendment).

(g)	Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to persons reasonably believed by the Underwriter and its U.S. Affiliate to be QIBs, in accordance with Rule 144A.

(h)	It will inform, and cause its U.S. Affiliates to inform, all purchasers of the Offered Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and are being offered and sold to them in reliance upon the exemptions from the registration requirements of the U.S. Securities Act provided by Rule 144A and in accordance with all applicable state securities laws.

(i)	Immediately prior to soliciting such offerees (including by delivery of the U.S. Placement Memorandum), the Underwriter, its U.S. Affiliate(s), and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree in the United States was and is a QIB with whom they had a pre-existing relationship, acquiring the Offered Shares for its own account or for the account of one or more QIBs with respect to which it exercises sole investment discretion, and at the time of completion of each sale to a person in the United States, the Underwriter, its U.S. Affiliate(s), and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such purchaser is a QIB.

(j)	Prior to any sale of the Offered Shares in the United States, each purchaser thereof will be required to execute and deliver to the Underwriter and its U.S. Affiliate making such sale a QIB Investment Letter substantially in the form attached to the U.S. Placement Memorandum.

(k)	At the Closing Time, it, together with its U.S. Affiliate selling Offered Shares in the United States, (i) will provide a certificate, in the form of Exhibit I to this Schedule “C”, relating to the manner of the offer and sale of the Offered Shares in the United States, or (ii) be deemed to have represented and warranted to Yamana and Nomad, as of the Closing Time, that it did not and will not offer or sell any of the Offered Shares in the United States.

(l)	At least two business days prior to the Closing Date it will provide Yamana and Nomad with a list of all purchasers that are QIBs.

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EXHIBIT I TO SCHEDULE “C”

FORM OF UNDERWRITERS’ CERTIFICATE

In connection with the offer and sale in the United States, on a basis exempt from or not subject to registration under the U.S. Securities Act, of common shares (the “Offered Shares”) of Nomad Royalty Company Ltd. (the “Nomad”) by Yamana Gold Inc. (“Yamana”) in the United States pursuant to the Underwriting Agreement dated as of December 7, 2020 among Yamana, Nomad and the Underwriters named therein (the “Underwriting Agreement”), the undersigned together with its United States broker-dealer affiliate (the “U.S. Affiliate”) hereby certify as follows:

(i)	each undersigned U.S. Affiliate of the undersigned Underwriter who offered or sold Offered Shares in the United States is duly registered as a broker or dealer under the U.S. Securities Exchange Act of 1934, as amended and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made in the United States;

(ii)	each offeree that was in the United States was provided with a copy of the U.S. Placement Memorandum for the offering of the Offered Shares in the United States, and no other written material was used in connection with the offer to such offeree, and each purchaser of Offered Shares in the United States, prior to the sale of Offered Shares to such purchaser, was provided with a copy of the U.S. Placement Memorandum;

(iii)	immediately prior to our offering of the Offered Shares to an offeree that was in the United States (including by delivery of the U.S. Placement Memorandum), we had reasonable grounds to believe and did believe that the offeree was a “Qualified Institutional Buyer” (as defined in Rule 144A (“Rule 144A”) under the U.S. Securities Act (a “QIB”)), acquiring the Offered Shares for its own account or for the account of one or more QIBs with respect to which such offeree exercises investment discretion and took reasonable steps to confirm that such offeree was a QIB, and on the date hereof, we continue to believe that each purchaser of Offered Shares in the United States is a QIB acquiring the Offered Shares for its own account or for the account of one or more QIBs with respect to which such offeree exercises investment discretion;

(iv)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States;

(v)	prior to any sale of the Offered Shares in the United States pursuant to Rule 144A, we caused each purchaser thereof to execute and deliver to the Underwriter and its U.S. Affiliate making such sale a QIB Investment Letter for QIBs purchasing pursuant to Rule 144A substantially in the form attached to the U.S. Placement Memorandum; and

(vi)	the offering of the Offered Shares has been conducted by us in accordance with the terms of the Underwriting Agreement (including Section 13 thereof and Schedule “C” thereto).

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Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this_________ day of_________ , 2020.

	[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

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